No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Announcement Regarding the Forming of a Joint Venture with LG Energy Solution for EV Battery Production in the U.S.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 29, 2022

[Translation]

August 29, 2022

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Toshihiro Mibe Director, President and Representative Executive Officer

Announcement Regarding the Forming of a Joint Venture with

LG Energy Solution for EV Battery Production in the U.S.

Honda Motor Co., Ltd. (“Honda”) today announced an agreement with LG Energy Solution to establish a joint venture (“JV”) company to produce lithium-ion batteries in the U.S. to power Honda and Acura EV models for the North American market.

With this agreement, Honda will invest USD $1.7 billion for capital of JV, and investment ratio for Honda will be 49%. The investment for the capital of JV is planned to be made in stages from the fiscal year ending March 31, 2023.

The establishment of JV is subject to customary closing conditions, including regulatory approvals. For details, please see the attached press release.

This transaction is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2023.

- End -

LG Energy Solution and Honda to Form

Joint Venture for EV Battery Production in the U.S.

Seoul, Korea, August 29, 2022 – LG Energy Solution (LGES; KRX: 373220) and Honda Motor Co., Ltd. (NYSE:HMC) today announced an agreement to establish a joint venture (JV) company to produce lithium-ion batteries in the U.S. to power Honda and Acura EV models for the North American market.

With this agreement, LGES and Honda will invest a total of USD $4.4 billion and establish a new JV plant in the U.S. The plant aims to have an annual production capacity of approximately 40GWh.

The pouch-type batteries produced at the new JV plant will be supplied exclusively to Honda facilities in North America. While the location for the joint venture plant is yet to be finalized, based on Honda’s plans for EV production in North America, the two companies aim to begin construction in early 2023, in order to enable the start of mass production of advanced lithium-ion battery cells by the end of 2025.

LGES and Honda made the decision to establish the joint venture battery plant in the U.S., based on the shared belief that expanding local electric vehicle production and ensuring the timely supply of batteries would put them in the best position to target the rapidly-growing North American EV market.

“Our joint venture with Honda, which has significant brand reputation, is yet another milestone in our mid- to long-term strategy of promoting electrification in the fast-growing North American market,” said Youngsoo Kwon, CEO of LG Energy Solution. “Since our ultimate goal is to earn our valued customers’ trust and respect, we aspire to position ourselves as a leading battery innovator, working with Honda in achieving its core initiatives for electrification, as well as providing sustainable energy solutions to discerning end consumers.”

“Honda is working toward our target to realize carbon neutrality for all products and corporate activities the company is involved in by 2050,” said Toshihiro Mibe, President, CEO and Representative Director of Honda Motor Co., Ltd. “Aligned with our longstanding commitment to build products close to the customer, Honda is committed to the local procurement of EV batteries which is a critical component of EVs. This initiative in the U.S. with LGES, the leading global battery manufacturer, will be part of such a Honda approach.”

The joint venture is scheduled to be established in 2022. The closing is subject to customary closing conditions, including regulatory approvals.

About LG Energy Solution

LG Energy Solution (KRX: 373220), a split-off from LG Chem, is a leading global manufacturer of lithium-ion batteries for electric vehicles, mobility, IT, and energy storage systems. With 30 years of experience in revolutionary battery technology and extensive research and development (R&D), the company is the top battery-related patent holder in the world with over 25,000 patents. Its robust global network, which spans North America, Europe, Asia, and Australia, includes battery manufacturing facilities established through joint ventures with major automakers such as General Motors, Stellantis N.V. and Hyundai Motor Group. At the forefront of green business and sustainability, LG Energy Solution aims to achieve carbon neutral operations by 2050, while embodying the value of shared growth and promoting diverse and inclusive corporate culture. To learn more about LG Energy Solution’s ideas and innovations, visit https://www.lgensol.com.

About Honda Motor Co., Ltd.

Honda Motor Co., Ltd. (NYSE: HMC) is responsible for the development, production and sales of automobiles, motorcycles, power products and aviation products worldwide. Honda now delivers over 30 million products annually through its three product lines. Honda and its partners build products in more than 60 manufacturing plants in 27 countries, employing about 220,000 associates globally. On a global basis by 2050, Honda is striving to achieve carbon neutrality for all products and corporate activities, as well as zero traffic collision fatalities involving Honda automobiles and motorcycles.

Media inquiries:

Sally Seung Yeon Lee

Global Communications Team / LG Energy Solution

lsyciel@lgensol.com

+82 2 3773 6571

Sophia Sojeong Kim

Global Communications Team / LG Energy Solution

sophiakim32@lgensol.com

+ 82 2 3773 4496

Corporate Communications Department, Honda Motor Co., Ltd.

hondapr@jp.honda